United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS FIRST QUARTER

2009 FINANCIAL RESULTS

SPOKANE, WA – May 15, 2009 – Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX-MAI and US OTC: MNEAF) today reported a net loss of $4.9 million ($0.02 per share) in its first quarter 2009 financial statements. All amounts in this news release are in US dollars unless otherwise noted. Our financial statements are available under the Corporation’s profile at www.sedar.com.

Minera Andes’ share of the net loss derived from Minera Santa Cruz S.A.(“MSC”) for the three months ended March 31, 2009 (before amortization), was $0.9 million.  MSC is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). MSC owns and operates the San José silver/gold mine in southern Argentina, which has recently expanded its processing capacity to a rate of 1,500 tonnes per day.  Hochschild is the operator of the San José Mine.

Allen Ambrose, President of Minera Andes said, “While we are disappointed with our loss for the first quarter, we are very pleased by the progress that MSC is making in reducing operating costs at the San José Mine.  Unfortunately, the mine had a considerable build-up of processed silver and gold in inventory during the quarter and showed a net loss for the quarter, but the products have now been sold, and the sale of this built up inventory will be reflected in the results for the second quarter.”

The silver and gold sales from the San José Mine in the first quarter of 2009 totaled $21.1 million.  During the fourth quarter 2008, total sales from the San José Mine were $19.6 million. The weighted average sales prices were $12.98/ounce of silver and $911/ounce of gold during the first quarter of 2009 and $8.93/ounce of silver and $774/ounce of gold during the previous quarter.  San José’s silver and gold sales are unhedged.  The first quarter 2009 sales of silver and gold by MSC were lower compared to fourth quarter of 2008 due to built up processed product inventories of silver and gold at the end of the quarter while MSC negotiated new contracts and improved commercial terms for the sale of doré bullion and concentrates.   The accumulated inventories were sold at the start of the second quarter of 2009.

Cash operating costs (calculated on a co-product basis) for the mine were $4.99 per ounce for 1,299,000 ounces of silver and $357 per ounce for 16,560 ounces of gold.  As previously reported, a total of 118,986 tonnes of ore was processed in the first quarter of 2009 with an average grade of 427 grams per tonne of silver and 5.29 grams per tonne of gold. The sale products are marketed in the form of concentrates and doré bullion. Cash operating costs were $12.2 million for the quarter, which represents a decrease of approximately 28% compared to the fourth quarter of 2008 and the cash cost per tonne decreased by 29% to $111.80 per tonne.  The decrease in total cash operating costs was mainly due to lower costs for marketing, labor, supplies, energy, and repairs and maintenance, which was partially offset by an increase in the tonnage mined and processed.  The decrease in the cash cost per tonne and per ounce of silver and gold reflects the economies of scale achieved through the expansion of the processing plant as well as the effects of the Argentine Peso devaluation.

Allen V. Ambrose, Minera Andes' President and CEO, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the 49% owned San José silver/gold mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where a scoping study has been completed and a 43-101 technical report filed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President, CEO and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site operations: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Non-GAAP Financial Measures:

In this news release, we use the term "operating cash cost.” Operating cash costs are defined as the sum of the geology, mining, processing plant, general and administration costs as well as royalties, refining and treatment charges and sales costs applied to doré, but with respect to concentrate sales do not include refining, treatment charges and sales costs. The operating cash costs per ounce are calculated on a co-product basis by dividing the respective proportionate share of the total costs for the period for each metal by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total cash costs by the percentage of total production value that the respective metal represents.  For 2009, approximately 52% of the value of the production was derived from silver and 48% was derived from gold based on the year 2009 average London PM fix for silver and for gold. We use operating cash cost per ounce as an operating indicator.  We provide this measure to our investors to allow them to also monitor operational efficiency of MSC’s mine at San José.  Operating cash cost per ounce should be considered as non-GAAP Financial Measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  There are material limitations associated with the use of such non-GAAP Financial Measures.  Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.  Changes in numerous factors include, but are not limited to, mining rates, milling rates, silver and gold grades, silver and gold recoveries, and the costs of labor, consumables and mine site operations general and administrative activities that can cause these measures to increase or decrease.

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected production at MSC’s San José Project.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  May 26, 2009